

March 19, 2015

<u>Via E-mail</u>
Mr. Timothy M. Schoen
Chief Financial Officer
HCP, Inc.
1920 Main Street, Suite 1200
Irvine, CA 92614

>   **Re: HCP, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2014**
>   **Filed February 10, 2015**
>   **File No. 1-08895**

Dear Mr. Schoen:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2014</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Non-GAAP Financial Measures</u>

<u>Funds Available for Distribution, page 38</u>

1. We note your disclosure appears to indicate that FAD is a liquidity measure as management views it as a supplemental measure which meaningfully measures the ability to fund ongoing dividend payments. Please tell us how you have met the reconciliation requirement under Item 10(e) of Regulation S-K as you have reconciled the amount to net income applicable to common shares through FFO as adjusted applicable to common shareholders. Additionally, please tell us how you determined it was appropriate to

provide FAD per share within your filing in light of Question 102.5 of Compliance and Disclosure Interpretations on Non-GAAP financial measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief